Leishen Energy Holding Co., Ltd.

103 Huizhong Li, B Building, Peking Times Square, Unit 15B10

Chaoyang District, Beijing, China

October 28, 2024

Via Edgar Correspondence

Becky Chow, Stephen Krikorian, Lauren Pierce, Jan Woo

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Leishen Energy Holding Co., Ltd. Registration Statement on Form F-1 Filed October 1, 2024 File No. 333-282433

Dear Madam, Sirs,

This letter is filed in response to the letter dated October 16, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission addressed to Leishen Energy Holding Co., Ltd. (the “Company”, “we”, and “our”). An amendment to the registration statement on Form F-1 (the “Registration Statement”) is being filed publicly to accompany this letter.

Response to SEC Letter dated October 16, 2024

Registration Statement on Form F-1 filed October 1, 2024

Principal Shareholders, page 145

1.	Please revise your disclosure to explain how your shareholders beneficially own more than 100% of your voting power.

Response: Please refer to the revised disclosures at pages 8, 144, 145 of the Registration Statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Huan Lou, Esq. at hlou@srfc.law or (646) 810-2187 or David Manno, Esq. at dmanno@srfc.law or (212) 981-6772, of Sichenzia Ross Ference Carmel LLP.

Very truly yours,

/s/ Hongliang Li
Name:	Hongliang Li
Title:	Chief Executive Officer and Director